04015012

SECUR... ...SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doughty Hanson & Co. Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th St, 47th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lund (212) 641-3729
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/26

OATH OR AFFIRMATION

I, Richard Lund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doughty Hanson & Co. Securities Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JACQUELINE ROSENGART
Notary Public, State of New York
No. 01R05087454
Qualified in Suffolk County
Commission Expires Nov 3, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doughty Hanson & Co. Securities Inc.

(An indirect wholly owned subsidiary of Doughty Hanson & Co. Limited)

Statement of Financial Condition

December 31, 2003

Doughty Hanson & Co. Securities Inc.
(An indirect wholly owned subsidiary of Doughty Hanson & Co. Limited)
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Doughty Hanson & Co. Securities Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Doughty Hanson & Co. Securities Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

Doughty Hanson & Co. Securities Inc.
(An indirect wholly owned subsidiary of Doughty Hanson & Co. Limited)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 115,975
Receivable from affiliates	547,438
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization of $79,868	11,650
Deferred tax asset	9,739
Other assets	11,658
Total assets	$ 696,460
Liabilities and stockholder's equity	
Accrued employee compensation and benefits	$ 185,200
Accounts payable and accrued expenses	59,289
Total liabilities	244,489
Commitments and contingencies	
Stockholder's equity	
Common stock, $1.00 par value, 3,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid in capital	148,238
Accumulated profit	302,733
Total stockholder's equity	451,971
Total liabilities and stockholder's equity	$ 696,460

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Significant Accounting Policies

Doughty Hanson & Co. Securities Inc. (the "Company") has been registered as a securities brokerage firm with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc. ("NASD") since June 28, 2000. Upon registration, the Company commenced activity in 2000 engaging in private placements of securities, and financial advisory and other consulting services in connection with private placements and other corporate transactions. The Company is a wholly owned subsidiary of Doughty Hanson & Co. Holdings, Inc. (the "Parent") which in turn is a wholly owned subsidiary of Doughty Hanson & Co Limited (the "Ultimate Parent"), a U.K. holding company.

Cash and Cash Equivalents
The Company's cash equivalents consist of a certificate of deposit with a maturity of less than three months.

Depreciation and Amortization
Depreciation is provided on a straight line basis generally using estimated useful lives of up to five years.

Income Taxes
The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based upon on the provisions of enacted tax laws, including the tax rates in effect for the current and future years. Deferred income taxes are provided for the temporary differences between the financial statement and tax basis of assets and liabilities. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Tax benefits are recognized to the extent that it more likely than not that they will be utilized in the consolidated tax returns of the Parent.

Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed Assets

Fixed assets are comprised of the following:

Artwork	$ 6,650
Equipment (computers and telephones)	15,392
Furniture & fixtures	69,476
	91,518
Less: accumulated depreciation and amortization	79,868
Total fixed assets and leasehold improvements	$ 11,650

The above table represents depreciable assets. During the year, $24,242 of equipment was fully depreciated and is not reflected above.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $56,686 which was $51,686 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital was approximately 1.05 to 1.

4. Income Taxes

Deferred income taxes of $9,739 arise due to temporary differences between the financial statement and tax basis of fixed asset depreciation. No deferred tax asset valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

5. Fair Value of Financial Instruments

Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying values as such financial instruments are short-term in nature, or bear interest at current market rates.

6. Subsequent Event

In February 2004, the Ultimate Parent decided to restructure the United States operations of the Parent and the Company (collectively "Doughty Hanson"). It proposed to consolidate the corporate structure of Doughty Hanson by a merger of the Parent and the Company with the Company remaining as the surviving entity, and wholly owned by the Ultimate Parent. This reorganization is not expected to have a material impact on the operations of the Company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and
The Stockholder of
Doughty Hanson & Co. Securities Inc:

In planning and performing our audit of the financial statements and supplemental schedules of Doughty Hanson & Co. Securities Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004